EXHIBIT 99.5

PURCHASES BY FOSUN INTERNATIONAL OF FOCUS MEDIA ADSs

SINCE THE FILING OF AMENDMENT NO. 3 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$ )
2009-1-29	1,400,000	700,000	7.5523
2009-1-30	240,560	1,202,800	7.3931
2009-2-2	259,000	1,295,000	7.1489
2009-2-3	280,000	1,400,000	7.0857
2009-2-4	140,000	700,000	7.3194
2009-2-5	625,650	3,128,250	7.1808